

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Timothy G. Dixon
Chief Executive Officer
Therapeutic Solutions International, Inc.
701 Wild Rose Lane
Elk City, Idaho 83525

> **Re: Therapeutic Solutions International, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2024**
> **File No. 333-276559**

Dear Timothy G. Dixon:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 17, 2024

Executive Compensation, page 43

1. Please include executive compensation disclosure for your executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to Item 402 of Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations for Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with

Timothy G. Dixon
Therapeutic Solutions International, Inc.
January 29, 2024
Page 2

any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Hugh Kelso, Esq.